Exhibit B4(F)

                   DEATH BENEFIT AND WITHDRAWALS ENDORSEMENT
--------------------------------------------------------------------------------


       This Endorsement is a part of the Policy to which it is attached.


The ANNUITANT'S DEATH BEFORE THE RETIREMENT DATE section of the DEATH BENEFIT provision is deleted and replaced with the following paragraphs.

ANNUITANT'S DEATH BEFORE THE RETIREMENT DATE - The death benefit payable if the annuitant dies while this policy is in force is the greatest of:

1. the total purchase payments made; less any amounts withdrawn; less any withdrawal charges on the amounts withdrawn; and less any transaction charges; or

2.  the policy value; or

3. if death occurs before the annuitant's attained age 75, the highest of the policy values as of the eighth or sixteenth policy anniversaries, increased by any subsequent purchase payments; less any amounts withdrawn; less any withdrawal charges on amounts withdrawn; and less any transaction charges since that anniversary.

We will compute the amount of death benefit as of the date the death benefit is paid or applied under one of the annuity payment options.

The FREE WITHDRAWALS section of the WITHDRAWALS provision is deleted and replaced with the following paragraphs.

Free Withdrawals -

Each policy year you may withdraw the Free Withdrawal Amount without a withdrawal charge. The Free Withdrawal Amount is equal to the greater of:

1.  10% of the cumulative purchase payments; or

2.  10% of the policy value.

You may request up to 4 withdrawals per policy year without a transaction charge. Any automatic partial withdrawals will not be charged a transaction charge.

                    UNITED INVESTORS LIFE INSURANCE COMPANY


                                   President